UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1 )*


                                BIOGENTECH CORP.
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                                (Name of Issuer)
                                  COMMON STOCK
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                         (Title of Class of Securities)

                                   09063N 10 4
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                                 (CUSIP Number)
         CHASLAV RADOVICH, 2445 MCCABE WAY, SUITE 150, IRVINE, CA 92614
                                 (949) 757-0001
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  JUNE 15, 2004
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             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]


         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.


         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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


CUSIP No.   09063N 10 4
---------

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                  1.       Names of Reporting Persons. I.R.S. Identification
                           Nos. of above persons (entities only). St. Petka
                           Trust (EIN 88-0480035)
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                 2.        Check the Appropriate Box if a Member of a Group (See
                           Instructions) (a)
                                         (b)
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                 3.        SEC Use Only
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                 4.        Source of Funds (See Instructions)     OO
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                 5.        Check if Disclosure of Legal Proceedings Is Required
                           Pursuant to Items 2(d) or 2(e)
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                 6.        Citizenship or Place of Organization     U.S.
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Number of        7.        Sole Voting Power    11,750,000
                                                -----------
Shares

Beneficially     8.        Shared Voting Power    862,267
                                                -----------
Owned by

Each             9.        Sole Dispositive Power   11,750,000
                                                   ------------
Reporting

Person           10.       Shared Dispositive Power     862,267
                                                       ----------
With
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                 11. Aggregate Amount Beneficially Owned by Each Reporting
                     Person          12,612,267
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                 12. Check if the Aggregate Amount in Row (11) Excludes Certain
                     Shares (See Instructions)
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                 13. Percent of Class Represented by Amount in Row (11)  51.8%
                                                                         -------
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                 14. Type of Reporting Person (See Instructions)

                             IN
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

<

ITEM 1.  SECURITY AND ISSUER
----------------------------

This statement relates to shares of the common stock, $.001 par value of Biogentech Corp., a Nevada corporation (the "Issuer"). The principal executive offices of the Issuer are located at 2445 McCabe Way, Suite 150, Irvine, CA 92614.

ITEM 2.  IDENTITY AND BACKGROUND
--------------------------------

(a) Name:                                  St. Petka Trust
(b) Business Address:                      46 Calle Fresno,
                                           San Clemente CA 92672
(c) Present Principal Occupation:          n/a
(d) Disclosure of Criminal Proceedings:    none
(e) Disclosure of Civil Proceedings:       none
(f) Citizenship:                           The St. Petka Trust was organized
                                           in Delaware.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
---------------------------------------------------------

Chaslav Radovich, an officer and director of the Issuer, acquired 107,901 shares of the Issuer's shares pursuant to an S-8 filed on April 29, 2004 in lieu of employee wages to be paid him by the Issuer, bringing his total personal direct ownership to 370,101 shares of the Issuer's common stock. Mr. Radovich also owns 44,000 shares as custodian for the benefit of his minor child, Milena Radovich. Mr. Radovich is an immediate family member and shares a household with the trustor of the St. Petka Trust .

ITEM 4.  PURPOSE OF TRANSACTION
--------------------------------

On June 15, 2004, Mr. Radovich acquired 107,901 shares of the Issuer's shares pursuant to an S-8 filed on April 29, 2004 in lieu of employee wages to be paid him by the Issuer. Mr. Radovich owns 370,101 shares of the Issuer's common stock directly and personally, and 44,000 shares as custodian for the benefit of his minor child, Milena Radovich. Mr. Radovich is an immediate family member and shares a household with the trustor of the St. Petka Trust .

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER
---------------------------------------------

The trustor of the St. Petka Trust beneficially owns a total of 12,612,267 shares of the Issuer's common stock as follows:

(a) The St. Petka Trust directly owns 11,750,000 shares of the Issuer's common stock which comprises 44.8% of the Issuer's total issued and outstanding shares. The trustor of the St. Petka Trust is Radul Radovich. The beneficiaries of the St. Petka trust are immediate family members of and who share a household with Chaslav Radovich, an officer and director of the Issuer, who also owns 307,101 shares individually, and as custodian for Chaslav Radovich's minor child Milena Radovich, who owns 44,000 shares. The trustor for the St. Petka Trust, Radul Radovich, also owns R&R Holdings, which owns 333 shares and Silver Mountain Promotions, which owns 447,833 shares.

(b) The St. Petka Trust has sole voting and dispositive power as to the 11,750,000 shares it owns directly. The Trustor for the St. Petka Trust is Radul Radovich, the father of Chaslav Radovich. Chaslav Radovich has sole voting and dispostive power as to the 414,101 shares he owns individually and as to the 44,000 shares held as custodian for his minor child, Milena Radovich. R&R Holdings, which owns 333 shares and Silver Mountain Promotions, which owns 447,833 shares are both controlled by Radul Radovich, who is the trustor of the St. Petka Trust.

(c) None.

(d) Not Applicable.

(e) Not Applicable.

ITEM 6. CONTACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
-------------------------------------------------------------------------------
None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS
-----------------------------------------

Reference is made to the Issuer's Registration Statement on Form S-8 filed on April 29, 2004, incorporated herein by reference.






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


                                    Signature


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 17, 2004

Date



/s/ Radul Radovich
--------------------------------
Radul Radovich, Trustor

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.




            Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)